Exhibit 99.1

Execution Version

UNDERWRITING AGREEMENT

October 12, 2012

SilverCrest Mines Inc.
Suite 501 – 570 Granville Street
Vancouver, BC V6C 3P1

Attention:  J. Scott Drever, President and Chairman

Dear Sir:

Dundee Securities Ltd. (“Dundee”), Canaccord Genuity Corp. (“Canaccord”) and ROTH Capital Partners, LLC (“ROTH”) (each, an “Underwriter”, and together, the “Underwriters”) hereby severally, in respect of the percentages set forth in section 7.1 of this Agreement, and not jointly, offer to purchase from SilverCrest Mines Inc. (the “Corporation”) and the Corporation agrees to sell to the Underwriters, upon and subject to the terms hereof, an aggregate of 11,765,000 Common Shares (as hereinafter defined) (each an “Offered Share” and collectively, the “Offered Shares”) at a price of $2.55 per Offered Share (the “Offering Price”) for gross proceeds of $30,000,750.

The Underwriters may arrange for substituted purchasers for the Offered Shares resident in the Qualifying Jurisdictions (as hereinafter defined), the United States (as hereinafter defined) or those jurisdictions outside Canada and the United States where the Offered Shares may be lawfully sold (the “Substituted Purchasers”).  ROTH will not, directly or indirectly, solicit offers to purchase or sell Offered Shares in Canada.

The Underwriters shall further be granted an option (the “Over-Allotment Option”), which Over-Allotment Option may be exercised in whole or in part at the Underwriters’ sole discretion and without obligation, to purchase up to an additional 15% of the Offered Shares, or 1,764,750 Common Shares (“Additional Shares”), at the Offering Price for additional gross proceeds of $4,500,112.50 for market stabilization purposes and/or to cover over-allotments, if any.  In the event that the Over-Allotment Option is exercised, the Additional Shares issued thereunder shall be deemed to form part of the Offering (as hereinafter defined) for the purposes hereof and all of the terms and conditions relating to the purchase and sale of the Offered Shares shall apply to each Over-Allotment Option Closing (as hereinafter defined).  If any Additional Shares are purchased, each Underwriter agrees, severally and not jointly, to purchase the percentage of such Additional Shares (subject to such adjustments to eliminate fractional Additional Shares as the Underwriters may determine) equal to the percentage set out opposite the name of such Underwriter in Section 7.1 of this Agreement.

The offering of the Offered Shares and any Additional Shares by the Corporation described in this Agreement is hereinafter referred to as the “Offering”. Unless the context otherwise requires, all references to Offered Shares shall assume the exercise of the Over-Allotment Option and shall include any such securities issuable as a result of such exercise thereof.

The Offering shall take place in the Qualifying Jurisdictions (as hereinafter defined) and in the United States, provided, however, that offers and sales of Offered Shares and any Additional Shares in the United States may be made on a substituted purchaser basis, through a U.S. placement agent, pursuant to the exemption from the registration requirements of the U.S. Securities Act (as hereinafter defined) provided by Section 4(a)(2) of the U.S. Securities Act and Rule 506 of Regulation D and exemptions from the securities laws of the states of the United States, as applicable in accordance with United States securities laws and the provisions of Schedule “C” to this Agreement.  The Underwriters and the Corporation acknowledge that Schedule “C” forms part of this Agreement.

In consideration of the Underwriters’ services to be rendered in connection with the Offering, the Corporation shall pay to Dundee, for and on behalf of all of the Underwriters, the Underwriters’ Fee (as hereinafter defined).

The additional terms and conditions of this underwriting agreement (the “Agreement”) are set forth below.

1.	DEFINITIONS

1.1	In this Agreement, including any Schedules forming a part of this Agreement:

(a)
“Acts” means the Securities Act or equivalent securities regulatory legislation of the Qualifying Jurisdictions and “Act” means the Securities Act or equivalent securities regulatory legislation of a specified Qualifying Jurisdiction;

(b)	“Additional Shares” means the up to 1,764,750 additional Common Shares issuable upon exercise of the Over-Allotment Option;

(c)	“AIF” means the Corporation’s annual information form dated April 25, 2012, in respect of the year ended December 31, 2011;

(d)
“Applicable Securities Laws” means, in respect of the Offering, collectively the Acts and Regulations having application and the instruments, rules, policies, notices and orders issued by the applicable Regulatory Authorities having application and the securities laws of the United States and any state of the United States;

(e)	“Closing” means the closing of the sale of the Offered Shares pursuant to the terms of this Agreement;

(f)	“Closing Date” means the date on which the Closing occurs;

(g)	“Comfort Letter” has the meaning given to that term in subsection 5.1(l)(i) hereof;

(h)	“Closing Materials” has the meaning given to that term in subsection 5.1(l)(x) hereof;

(i)
“Commissions” means the securities regulatory bodies (other than stock exchanges) of the Qualifying Jurisdictions and “Commission” means the securities regulatory body of a specified Qualifying Jurisdiction;

(j)	“Common Shares” means the class of shares of the Corporation designated as common shares;

(k)
“Continuous Disclosure Materials” means all documents previously published or filed by the Corporation with the Regulatory Authorities pursuant to applicable timely and continuous disclosure requirements of Applicable Securities Laws and shall include the Prospectuses when filed;

(l)	“Corporation” means SilverCrest Mines Inc.;

(m)	“Corporation’s Financial Statements” has the meaning given to that term in subsection 4.1(y) hereof;

(n)	“distribution” (or “distribute” as derived therefrom) has the meaning given to that term in the Securities Act;

(o)	“Exchanges” means the TSXV and the NYSE MKT;

(p)
“Final Prospectus” means the final short form prospectus of the Corporation, including all documents incorporated therein by reference and including any amendments or supplements thereto, filed in accordance with NI 44-101 for the purpose of qualifying the distribution of the Offered Shares and the Over-Allotment Option and for which a Passport Decision Document has been issued;

(q)
“Final U.S. Offering Memorandum” means the U.S. offering memorandum, in a form satisfactory to the Underwriters and the Corporation, to which will be attached the Final Prospectus, to be delivered to any offerees and purchasers of the Offered Shares and Additional Shares, if any, in the United States in accordance with Schedule “C” hereto;

(r)	“IFRS” means the International Financial Reporting Standards, as the same may be amended or supplemented from time to time;

(s)	“Institutional Accredited Investor” means an “accredited investor” as that term is defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act;

(t)	“ITA” means the Income Tax Act (Canada), as amended;

(u)	“Legal Opinions” has the meaning given to that term in subsection 5.1(l)(ii) hereof;

(v)	“material change” has the meaning given to that term in the Securities Act;

(w)	“Material Contracts” has the meaning given to that term in subsection 4.1(w) hereof;

(x)	“material fact” has the meaning ascribed in the Securities Act;

(y)	“Material Subsidiaries” means NorCrest Silver Inc., Nusantara de Mexico S.A. de C.V., SVL Minerals Ltd. and SilverCrest de Mexico S.A. de C.V.;

(z)	“Material Subsidiary Opinions” has the meaning given to that term in subsection 5.1(l)(iv) hereof;

(aa)	“misrepresentation” has the meaning given to that term in the Securities Act;

(bb)
“Named Executive Officers” means, in respect of the Corporation, its Chief Executive Officer, Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 as well as any additional individuals who would qualify as a Named Executive Officer as provided in this subsection (bb) except that the individual was not serving as an executive officer of the Corporation at the end of the most recently completed financial year end;

(cc)	“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

(dd)	“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

(ee)	“Offered Shares” has the meaning given to that term on page 1 of this Agreement;

(ff)	“Offering” has the meaning given to that term on page 1 of this Agreement;

(gg)	“Offering Documents” means, collectively, the Prospectuses and the U.S. Memoranda;

(hh)	“Offering Price” has the meaning given to that term on page 1 of this Agreement;

(ii)	“Officers’ Certificate” has the meaning given to that term in subsection 5.1(l)(vi) hereof;

(jj)	“Over-Allotment Option” has the meaning given to that term on page 1 of this Agreement;

(kk)	“Over-Allotment Option Closing” means any closing of the sale of the Additional Shares pursuant to the exercise of the Over-Allotment Option;

(ll)	“Over-Allotment Option Closing Date” means any date on which the Over-Allotment Option Closing occurs, provided that any such date shall not extend beyond the 32nd day after the Closing Date;

(mm)	“Over-Allotment Option Time of Closing” means the time on the Over-Allotment Option Closing Date at which the Over-Allotment Option Closing occurs;

(nn)
“Passport Decision Document” means a receipt issued by the Principal Regulator pursuant to the Passport System and which evidences the receipt or deemed receipt, as the case may be, by the Commissions in each of the Qualifying Jurisdictions for the Preliminary Prospectus and the Final Prospectus, as the case may be;

(oo)	“Passport System” means the passport system procedure and dual prospectus review procedure provided for under NP 11-202;

(pp)
“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation dated October 12, 2012, including all documents incorporated therein by reference filed in accordance with NI 44-101 for the purpose of qualifying the distribution of the Offered Shares and the Over-Allotment Option and any amendments or supplements to the preliminary short form prospectus that may be filed with the Regulatory Authorities;

(qq)	“Principal Regulator” means the British Columbia Securities Commission;

(rr)	“Principals” has the meaning given to that term in subsection 4.1(zz)(i) hereof;

(ss)
“Proceeds” means the gross proceeds from the sale of the Offered Shares or the Additional Shares, as applicable, less Underwriters’ Commission and the expenses of the Underwriters payable by the Corporation pursuant to section 6.2 hereof;

(tt)	“Prospectuses” means collectively the Preliminary Prospectus and the Final Prospectus;

(uu)
“Preliminary U.S. Offering Memorandum” means the U.S. offering memorandum, in a form satisfactory to the Underwriters and the Corporation, to which will be attached a copy of any Preliminary Prospectus, to be delivered to offerees and purchasers of the Offered Shares and Additional Shares, if any, in the United States in accordance with Schedule “C” hereto;

(vv)
“Purchasers” means, collectively, each of the purchasers of Offered Shares arranged by the Underwriters pursuant to the Offering, including, the Substituted Purchasers and, if applicable, the Underwriters;

(ww)	“Qualifying Jurisdictions” means all provinces of Canada other than Québec, and “Qualifying Jurisdiction” means any one of them;

(xx)	“Regulations” means the securities rules or regulations proclaimed under the Acts;

(yy)	“Regulatory Authorities” means collectively the Commissions and the Exchanges;

(zz)	“ROTH” has the meaning given to that term on page 1 of this Agreement;

(aaa)	“Securities Act” mean the Securities Act (British Columbia);

(bbb)	“Substituted Purchasers” has the meaning given to that term on page 1 of this Agreement;

(ccc)	“Subsidiaries” means the subsidiaries of the Corporation listed in Schedule “B” hereto and “Subsidiary” means any one of them;

(ddd)	“Supplementary Material” means any documents supplemental to the Prospectuses or any amending or supplementary prospectus or other supplemental documents or similar document;

(eee)	“Technical Reports” means the technical reports on the Corporation’s Santa Elena, Cruz de Mayo and La Joya properties filed by the Corporation with the Regulatory Authorities;

(fff)	“Time of Closing” means 5:30 a.m. (Vancouver time) on the Closing Date;

(ggg)	“Title Opinion” has the meaning given to that term in subsection 5.1(l)(v) hereof;

(hhh)	“trade” has the meaning given to that term in the Securities Act;

(iii)	“TSXV” means the TSX Venture Exchange;

(jjj)	“Underwriter” has the meaning given to that term on page 1 of this Agreement;

(kkk)	“Underwriters’ Expenses” has the meaning given to that term in section 6.2 hereof;

(lll)	“Underwriters’ Fee” means a cash fee in an amount equal to 5.5% of the gross proceeds from the issue and sale of the Offered Shares on the Closing or Over-Allotment Option Closing, as applicable;

(mmm)	“United States” means the United States of America, its territories and possessions and the District of Columbia;

(nnn)	“U.S. Memoranda” means, together, the Preliminary U.S. Offering Memorandum and Final U.S. Offering Memorandum;

(ooo)	“U.S. Purchaser Letter” means the letter in the form attached to the Final U.S. Placement Memorandum; and

(ppp)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.2	All references to dollar figures in this Agreement are to Canadian dollars.

2.	NATURE OF THE TRANSACTION

2.1
Subject to the terms and conditions set out herein, the Underwriters agree to purchase severally and not jointly in the respective percentages set out in section 7.1, and by its acceptance hereof, the Corporation agrees to issue and sell to the Underwriters, all, but not less than all, of the Offered Shares (excluding the Additional Shares) at the Time of Closing on the Closing Date. In the event the Underwriters exercise their right pursuant to the Over-Allotment Option to purchase Additional Shares in whole or in part and from time to time, the Corporation hereby agrees to sell to the Underwriters and the Underwriters agree to purchase that number of Additional Shares requested, at the Over-Allotment Option Time of Closing.

2.2
This offer is conditional upon, among other things, the Corporation filing the Preliminary Prospectus on October 12, 2012 and obtaining a Passport Decision Document from the Principal Regulator pursuant to the Passport System dated October 12, 2012. The Corporation will (a) use its reasonable best efforts to promptly resolve all comments received or deficiencies raised by the Commissions with respect to the Preliminary Prospectus; and (b) file the Final Prospectus and obtain a Passport Decision Document from the Principal Regulator as soon as possible after such comments have been satisfied and deficiencies resolved, and in any event no later than October 23, 2012, or such later date as Dundee may agree on behalf of the Underwriters, acting reasonably.

2.3
Subject to the terms and conditions set out herein, the Corporation agrees to pay to Dundee, on behalf of the Underwriters, on the Closing Date and the Over-Allotment Option Closing Date, if applicable, the Underwriters’ Fee payable on the Offered Shares or Additional Shares sold on such date. The Underwriters’ Fee is payable at the Time of Closing and Over-Allotment Option Time of Closing, as the case may be, in consideration of the services to be rendered by the Underwriters as described herein.

2.4	The distribution of the Offered Shares and the grant of the Over-Allotment Option shall be qualified by the Prospectuses under Applicable Securities Laws in the Qualifying Jurisdictions.

2.5
Each Purchaser resident in a Qualifying Jurisdiction shall purchase the Offered Shares pursuant to the Final Prospectus. Each other Purchaser shall purchase in accordance with such procedures as the Corporation and the Underwriters may mutually agree, acting reasonably, in order to fully comply with the Applicable Securities Laws and any applicable laws of the jurisdiction in which such purchase takes place, provided that the distribution of Offered Shares and/or Additional Shares in any jurisdiction other than a Qualifying Jurisdiction is completed in accordance with the applicable securities laws of such other jurisdiction(s) and will not require the registration of the Offered Shares or the Additional Shares or the filing of a prospectus or compliance with similar requirements under the laws of such jurisdiction.  Subject to being notified by Dundee on behalf of the Underwriters with respect to the offer for sale of any Offered Shares to Purchasers outside of Canada and the United States, the Corporation also agrees to use its commercially reasonable efforts to file within the periods stipulated under applicable laws and at the Corporation’s expense all private placement forms required to be filed by the Corporation and the Purchasers, respectively, in connection with the Offering and agrees to pay all filing fees required to be paid in connection therewith so that the distribution of the Offered Shares outside of Canada and the United States may lawfully occur without the necessity of registering the Offered Shares or filing a prospectus or any similar document under the applicable laws outside of Canada and the United States, if applicable.

2.6	The Offered Shares shall be listed at Closing on the Exchanges.

2.7
The Corporation agrees that the Underwriters will be permitted to appoint other registered dealers (or other dealers duly licensed in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriters may determine the remuneration payable to such other dealers appointed by them. Such remuneration shall be payable by the Underwriters at their sole expense. The Underwriters shall use their commercially reasonable efforts to ensure that such other dealers, if any, comply with the terms of this Agreement as applicable to the Underwriters.

2.8	Each Underwriter, severally and not jointly, nor jointly and severally, covenants, represents and warrants to the Corporation that:

(a)
it will comply with the rules and policies of the TSXV and with all applicable securities legislation of each Qualifying Jurisdiction and such other jurisdictions outside of Canada and the United States in which it acts as underwriter of the Corporation in connection with the Offering;

(b)	all offers and sales of Offered Shares in the United States shall only be made in compliance with Schedule “C” to this Agreement; and

(c)	during the distribution of the Offered Shares, at least one of the Underwriters is duly registered under the Applicable Securities laws in each of the Qualifying Jurisdictions.

3.	OVER-ALLOTMENT OPTION

3.1
The Corporation hereby grants to the Underwriters the Over-Allotment Option to purchase severally and not jointly and to offer for sale to the public the Additional Shares upon the terms and conditions set forth herein.

3.2
The Over-Allotment Option shall be non-assignable and shall be exercisable at any time and from time to time until 30 days after the Closing Date, after which time the Over-Allotment Option shall be void and of no further force and effect.  The Over-Allotment Option shall be exercisable by Dundee, on behalf of the Underwriters by delivering written notice to the Corporation to that effect, not later than 48 hours prior to the proposed Over-Allotment Option Closing Date.

3.3
Written notice to the Corporation shall specify the number of Additional Shares to be purchased and the Over-Allotment Option Closing Date, which date shall be not more than two business days after the date of such notice.

3.4	The Additional Shares shall have attributes identical to the Offered Shares issued under the Offering and will be qualified under the Prospectuses.

3.5	Following receipt of notice delivered in accordance with section 3.2, the Over-Allotment Option Closing shall occur as set forth in Article 9 hereof.

4.	REPRESENTATIONS AND WARRANTIES

4.1	The Corporation represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in entering into this Agreement, that:

(a)
the Corporation has no subsidiaries (as such term is defined in the Applicable Securities Laws) other than the Subsidiaries and the jurisdictions of incorporation of the Subsidiaries and beneficial ownership of the Subsidiaries by the Corporation are as set out in Schedule “B” hereto;

(b)
the Corporation and each of the Subsidiaries is a duly incorporated company in good standing under the laws of its jurisdiction of incorporation and no proceedings have been instituted or to the knowledge of the Corporation, are pending for the dissolution or liquidation or winding-up of the Corporation.

(c)
all of the material transactions of the Corporation and each of the Subsidiaries have been promptly and properly recorded or filed in or with their respective books or records and their respective minute books contain, in all material respects all of their material transactions, all records of the meetings and proceedings of their directors, shareholders and other committees, if any, since their respective incorporations;

(d)
the Corporation and each of the Subsidiaries has the corporate power and capacity to own the assets owned by it and to carry on the business carried on by it, and the Corporation and each of the Subsidiaries hold all necessary licences and permits that are required for carrying on their respective businesses in the manner in which such businesses have been carried on except where failure to hold such licence or permit would not have a material adverse effect upon the Corporation and each of the Subsidiaries, taken as a whole, and is duly qualified to carry on business in all jurisdictions in which it carries on business;

(e)
the Corporation and the Subsidiaries are duly registered and licensed to carry on business in the jurisdictions in which they carry on business or own property where so required by the laws of that jurisdiction and are not otherwise precluded from carrying on business or owning property in such jurisdictions by any other commitment, agreement or document;

(f)
this Agreement has been authorized, executed and delivered by the Corporation and constitutes a valid and binding obligation of the Corporation enforceable in accordance with the terms hereof, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(g)	the Corporation has good and sufficient right and authority to enter into this Agreement and complete its transactions contemplated under this Agreement on the terms and conditions set forth herein;

(h)
the execution and delivery of this Agreement, the performance by the Corporation of its obligations hereunder, the issue and sale of the Offered Shares, the grant of the Over-Allotment Option and the consummation of the transactions contemplated in this Agreement, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both) (A) any statute, rule or regulation applicable to the Corporation, including without limitation, Applicable Securities Law; (B) the constating documents, articles or resolutions of the Corporation and its shareholders which are in effect at the date hereof; (C) any Material Contract, debt instruments, mortgage, note, indenture, agreement, instrument, lease or other document to which the Corporation is a party or by which it is bound; or (D) any judgment, decree or order binding the Corporation or the property or assets of the Corporation;

(i)
the Corporation and each of the Subsidiaries are in compliance in all material respects with all material terms and provisions of all contracts, agreements, indentures, permits, leases, policies, instruments and licences that are material to the conduct of its business and, to the best of the Corporation’s knowledge, all such contracts, agreements, indentures, permits, leases, policies, instruments and licences are valid and binding in accordance with their terms and in full force and effect, and no breach or default by the Corporation or the Subsidiaries or event which, with notice or lapse or both, could constitute a material breach or material default by the Corporation or the Subsidiaries, exists with respect thereto;

(j)
the authorized capital of the Corporation consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value, and 89,786,379 Common Shares are issued and outstanding as of the date hereof as fully paid and non-assessable shares and no preferred shares are issued and outstanding as at the date hereof;

(k)
except as disclosed in Schedule “A” or pursuant to this Agreement, the Corporation is not a party to and has not granted any right, agreement option (whether present or future, contingent or absolute) or right or privilege capable of becoming a right, agreement or option for the purchase, subscription or issuance, allotment or other acquisition of any Common Shares of securities convertible into or exchangeable for Common Shares or to require the Corporation to purchase, redeem or otherwise acquire any of its issued and outstanding Common Shares. To the best of the Corporation’s knowledge, there are no shareholder agreements, pooling agreements, voting trusts or other similar agreements with respect to the ownership or voting of any of the securities of the Corporation or pursuant to which any person may have any right or claim in connection with any existing or past equity interest in the Corporation;

(l)	the Common Shares of the Corporation are listed for trading on the Exchanges and the Corporation is not in default of any of the listing requirements of the Exchanges applicable to the Corporation;

(m)
the Corporation is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and the Corporation is not in default of any of the requirements of the Applicable Securities Laws of these provinces or any of the administrative policies or notices of the Regulatory Authorities;

(n)
the Corporation meets the criteria set forth in section 2.2 of NI 44-101 so as to allow it to offer securities using a short form prospectus, has filed the required notice set forth in section 2.8 of NI 44-101 and is eligible under NI 44-101 to file the Prospectuses;

(o)
the Corporation has complied and will comply with the requirements of all applicable corporate and securities laws and administrative policies and directions, including, without limitation, the Applicable Securities Laws in relation to the issue and trading of its securities and in all matters relating to the Offering;

(p)
the Continuous Disclosure Materials and all financial, marketing, sales and operational information provided to the Underwriters by the Corporation contain no misrepresentations, contain no untrue statement of a material fact as at the respective dates thereof and do not omit to state a material fact which, at the respective dates thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made and were prepared in accordance with and in compliance with Applicable Securities Laws in all material respects;

(q)	the AIF is substantially in the form required by Form 51-102F2 as prescribed by National Instrument 51-102 – Continuous Disclosure Obligations and does not contain a misrepresentation;

(r)
the Prospectuses, when filed, and the Final Prospectus at Closing will contain no untrue statement of a material fact and will not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it is made and, together with all of the information incorporated by reference in the Prospectuses, will constitute full, true and plain disclosure of all material facts relating to the Corporation and the securities to be issued pursuant to the Offering and comply with Applicable Securities Laws;

(s)
upon their issuance the Offered Shares will be validly issued and outstanding as fully paid and non-assessable Common Shares of the Corporation registered in the names of the Underwriters or as directed by the Underwriters, as the case may be, or a permitted transferee thereof, clear of all voting restrictions, trade restrictions (except control person restrictions) and, to the best of its knowledge, liens, charges or encumbrances of any kind whatsoever under Canadian law;

(t)
the Offered Shares will, on the Closing Date, be qualified investments under the ITA and the regulations thereunder, as in effect on the date hereof, for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a deferred profit sharing plan, a registered disability savings plan and a tax-free savings account, each as defined in the ITA, subject to the specific provisions of any such plan;

(u)	there is no material change or change in any material fact relating to the Corporation or the Subsidiaries which has not been or will not be fully disclosed to the public;

(v)
the Corporation has and will have filed all documents that are required to be filed under the continuous disclosure provisions of the Applicable Securities Laws, including annual and interim financial statements, press releases disclosing material changes and material change reports;

(w)
all contracts and agreements material to the Corporation taken as a whole other than those entered into in the ordinary course of business as presently conducted (collectively the “Material Contracts”) have been disclosed in the Prospectuses;

(x)
to the knowledge of the Corporation, information and belief, none of the directors or officers of the Corporation is or has been ever been subject to prior regulatory, criminal or bankruptcy proceedings in Canada or elsewhere;

(y)
the consolidated audited financial statements of the Corporation for its fiscal years ended December 31, 2011 and December 31, 2010 (the “Corporation’s Financial Statements”), which are to be incorporated by reference in the Prospectuses, are true and correct in every material respect and present fairly and accurately the financial position and results of the operations of the Corporation on a consolidated basis for the periods then ended and the Corporation’s Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles, including IFRS as applicable for the year ended December 31, 2011, applied on a consistent basis;

(z)
the consolidated unaudited financial statements of the Corporation for the three and six months ended June 30, 2012 and notes thereto (the “Interim Financial Statements”), which are incorporated by reference in the Prospectuses, are true and correct in every material respect and present fairly and accurately the financial position and results of operations of the Corporation for the period then ended and have been prepared in accordance with IFRS applied on a consistent basis;

(aa)	other than as disclosed in the Prospectuses and the adoption of IFRS, there has been no change in accounting policies or practices of the Corporation or the Subsidiaries since December 31, 2011;

(bb)
there have been no adverse material changes in the financial position of the Corporation or the Subsidiaries since December 31, 2011, and the business of the Corporation and the Subsidiaries has been carried on in the usual and ordinary course consistent with past practice since such date;

(cc)
to the knowledge of the Corporation, the auditors who audited the Corporation’s Financial Statements and who provided their audit report thereon are independent public accountants as required under Applicable Securities Laws;

(dd)
there has not been a “reportable event” (within the meaning of National Instrument 51-102) with the present auditors of the Corporation and the auditors of the Corporation have not provided any material comments or recommendations to the Corporation regarding its accounting policies, internal control systems or other accounting or financial practices that have not been implemented by the Corporation;

(ee)
there are no material liabilities of the Corporation or of the Subsidiaries, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Corporation’s Financial Statements except those incurred in the ordinary course of business since January 1, 2012;

(ff)
since January 1, 2012, and excluding expenditures in the ordinary course of business, there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Corporation or any damage, loss or other change of any kind whatsoever in circumstances materially affecting its business or assets, taken as a whole, or the right or capacity of the Corporation to carry on its business, such business having been carried on in the ordinary course;

(gg)
the directors, officers and key employees of the Corporation and the compensation arrangements with respect to the Corporation’s Named Executive Officers are as disclosed in the Continuous Disclosure Materials and there are no pensions, profit sharing, group insurance or similar plans or other deferred compensation plans of any kind whatsoever affecting the Corporation;

(hh)
the Corporation has complied with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, in all material respects, including, but not limited to, the preparation and filing of technical reports;

(ii)
the Corporation made available to the respective authors of the Technical Reports prior to the issuance of such reports, for the purpose of preparing each Technical Report, as applicable, all information requested, and to the knowledge and belief of the Corporation, no such information contained any misrepresentation as at the relevant time the relevant information was made available and there have been no material adverse changes to such information;

(jj)
to the best of the Corporation’s knowledge, each of the Technical Reports accurately and completely sets forth all material facts relating to the properties that are subject thereto as at the date of such report and there have been no material adverse changes to such information;

(kk)
the Corporation and each of the Subsidiaries have good title to their material assets disclosed in the Continuous Disclosure Materials, free and clear of all material liens, charges and encumbrances of any kind whatsoever save and except as disclosed in the Continuous Disclosure Materials;

(ll)
except as set out in the Continuous Disclosure Materials, the Corporation does not have any responsibility or obligation to pay or have paid on its behalf any material commission, royalty or similar payment to any person with respect to its material property rights;

(mm)
all interests of the Corporation and the Subsidiaries in their material properties, including options, leases, concessions, claims or other, direct or indirect, interests in natural resources properties and all surface rights for exploration and exploitation, as applicable, are completely and accurately described in the Continuous Disclosure Materials and:

(i)
are owned or held by the Corporation, directly or indirectly, as owner thereof with good title, are in good standing, are valid and enforceable and free and clear of any liens, charges or encumbrances and no royalty is payable in respect of any of them except as set out in the Continuous Disclosure Materials;

(ii)
no other material property rights are necessary for the conduct of the Corporation’s business as it is currently being conducted, and there are no material restrictions on the ability of the Corporation to use or otherwise exploit any such property rights except as set out in the Continuous Disclosure Materials, and the Corporation does not know of any claim or basis for a claim that may adversely affect such rights in any material respects, except as set out in the Continuous Disclosure Materials;

(nn)
the Corporation and the Subsidiaries have all material licences, permits, approvals, consents, certificates, registrations and other authorizations under all applicable laws and regulations necessary for the operation of the businesses carried on or proposed to be carried on by the Corporation and any of the Subsidiaries and each such licence, permit, approval, consent, certificate, registration and other authorization is valid, subsisting and in good standing and neither the Corporation nor any Subsidiary is in default or breach of any such licence, permit, approval, consent, certificate, registration and other authorization where such default or breach would be reasonably expected to have a material adverse effect on the Corporation, and to the best of the knowledge of the Corporation, no proceeding is pending or threatened to revoke or limit any such licence, permit, approval, consent, certificate, registration and other authorization;

(oo)
the Corporation and the Subsidiaries have all leases, easements, rights of way, surface access rights, including but not limited to any mineral rights in respect of lands related to the Corporation’s material properties and rights and allocation to water necessary for the operation of the businesses carried on or proposed to be carried on by the Corporation and any of the Subsidiaries and each such leases, easements, rights of way, surface access rights, including but not limited to any mineral rights in respect of lands related to the Corporation’s material properties and rights and allocation to water is valid, subsisting and in good standing and neither the Corporation nor any Subsidiary is in material default or breach of any such leases, easements, rights of way, surface access rights, including but not limited to any mineral rights in respect of lands related to Corporation’s material properties and rights and allocation to water, and to the best of the knowledge of the Corporation, no proceeding is pending or threatened to revoke or limit any such leases, easements, rights of way, surface access rights, including but not limited to any mineral rights in respect of lands related to the Corporation’s material properties and rights and allocation to water;

(pp)
all material licences, permits, approvals, consents, certificates, registrations and other authorizations required under applicable law in connection with the leases, easements, rights of way and surface access rights are in full force and effect or are expected to be acquired in the ordinary course of business and are sufficient to permit the Corporation and each Subsidiary to operate its business as currently conducted and proposed to be conducted at the Corporation’s material properties as described in the Continuous Disclosure Record;

(qq)
to the Corporation’s knowledge, after reasonable inquiry, there are no restrictions imposed by any applicable law or by agreement which materially conflict with the proposed acquisition, development, construction, maintenance and operation of the Corporation’s material properties, except as described in the Continuous Disclosure Record;

(rr)
to the Corporation’s knowledge, the Corporation’s material properties are now zoned and otherwise regulated or are expect to be zoned or otherwise regulated in the ordinary course of business, so as to permit the use of the sites for the Corporation’s intended uses and in accordance with applicable law;

(ss)
neither the Corporation nor any Subsidiary has received written notice of any claims for construction liens or other liens, charges, encumbrances, security interests or adverse claims with respect to work or services performed or materials supplied to, on or in connection with the Corporation’s material properties other than liens or encumbrances imposed in the ordinary course of business;

(tt)
all rentals, payment and obligations (including but not limited to maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the Corporation’s material properties have been properly and timely paid;

(uu)
all (i) mines and mining related activities where the Corporation or any of the Subsidiaries is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance in all material respects with all applicable laws; and (ii) mines located in or on the lands of the Corporation or any of the Subsidiaries or lands pooled or unitized therewith, which have been abandoned by the Corporation or a Subsidiary have in all material respects been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable laws;

(vv)
all operations of the Corporation and the Subsidiaries have been conducted and are currently conducted in all material respects in accordance with all applicable laws, including all applicable material workers’ compensation, and health, safety, labour, workplace and employment standards laws, regulations and policies;

(ww)
the Corporation and the Subsidiaries have not been in material violation of, in connection with the ownership, use, maintenance or operation of their property and assets, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters or hazardous or toxic substances or wastes, pollutants or contaminants (collectively in this subsection, “environmental laws”). Without limiting the generality of the foregoing:

(i)
the Corporation has occupied its properties and has received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes in material compliance with environmental laws and in accordance with its licences and has received all material permits, licenses or other approvals required of them under applicable environmental laws to conduct its business; and

(ii)
there are no material orders, rulings or directives issued against the Corporation and, to the best of the knowledge of the Corporation, there are no material orders, rulings or directives pending or threatened against the Corporation under or pursuant to any environmental laws requiring any work, repairs, construction or capital expenditures with respect to any material property or assets of the Corporation;

(xx)
the Corporation maintains insurance against loss of, or damage to, its material assets and all of the policies in respect of such insurance are in amounts and on terms that in the view of Corporation’s management are reasonable for companies of a similar size operating in the mining industry and are in good standing in all respects and not in default in any respect;

(yy)
the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles and to maintain accountability for assets; (iii) access to its assets is permitted only in accordance with management’s general or specific authorization; (iv) the amount recorded in the books and records of the Corporation for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences revealed by such comparisons; and (v) material information relating to it is known to those within the Corporation responsible for the preparation of the financial statements during the period in which such financial statements have been prepared;

(zz)
the books and records of the Corporation and the Subsidiaries disclose all of their material financial transactions and such transactions have been fairly and accurately recorded in all material respects; and except as disclosed in the Corporation’s Financial Statements or in the Continuous Disclosure Materials:

(i)
the Corporation and the Subsidiaries are not indebted to any of its directors or officers (collectively the “Principals”), other than on account of director’s fees or expenses accrued but not paid, or to any of its shareholders, past directors, past officers, employees (past or present) or any person not dealing at “arm’s length” (as such term is used in the ITA);

(ii)	none of the Principals or shareholders of the Corporation is indebted or under obligation to the Corporation, on any account whatsoever; and

(iii)	the Corporation has not guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation of any kind whatsoever;

(aaa)
the Corporation and the Subsidiaries have established on their books and records reserves which are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Corporation or the Subsidiaries, except for taxes not yet due, and there are no audits of any of the tax returns of the Corporation or the Subsidiaries, which are known by the Corporation’s management to be pending, and there are no claims which have been or that may be asserted relating to any such tax returns which, to the best of the knowledge of Corporation’s management, if determined adversely, would result in the assertion by any governmental agency of any deficiency which would have a material adverse effect on the properties, business or assets of the Corporation or the Subsidiaries taken as a whole;

(bbb)
all tax returns, reports, elections, remittances and payments of the Corporation and the Subsidiaries required by law to have been filed or made, have been filed or made (as the case may be) and are substantially true, complete and correct and all taxes owing by the Corporation have been paid or accrued in the Corporation’s Financial Statements;

(ccc)
the Corporation and the Subsidiaries have filed all federal, provincial, local and foreign tax returns which are required to be filed and have made adequate provision for taxes payable for all subsequent periods and the Corporation is not aware of any material contingent tax liability of the Corporation;

(ddd)
except as disclosed in the Continuous Disclosure Materials, there are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or pending or, to the best of the Corporation’s knowledge, threatened against or affecting the Corporation or the Subsidiaries, or to the best of the Corporation’s knowledge, its directors, officers or promoters in their capacities as such, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever;

(eee)
the Corporation and the Subsidiaries and, to the best of the Corporation’s knowledge, the Corporation’ directors, officers and promoters have conducted and are conducting their business and are in compliance in all material respects with all applicable laws, regulations and statutes (including without limitation, all applicable federal, provincial, municipal and local environmental, anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body including exploration and exploitation permits and concessions) in the jurisdictions in which they carry on business and which may materially affect the Corporation or any of the Subsidiaries, taken as a whole, the Corporation has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations and statutes, and is not aware of any pending change or contemplated change to any applicable law or regulation or governmental position that would materially affect the business of the Corporation or the Subsidiaries, taken a whole or the business or legal environment under which the Corporation or any of the Subsidiaries operates;

(fff)
no notice with respect to any of the matters referred to in subsection 4.1(eee), including any alleged violations by the Corporation with respect thereto has been received by the Corporation, and to the best of the knowledge of the Corporation, no writ, injunction, order or judgement is outstanding, and no legal proceeding under or pursuant to any environmental laws or relating to the ownership, use, maintenance or operation of the property and assets of the Corporation is in progress, pending or threatened, which could reasonably be expected to have a material adverse effect on the Corporation and to the Corporation’s knowledge there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Corporation, on which any such legal proceeding might be commenced with any reasonable likelihood of success or with the passage of time, or the giving of notice or both, would give rise;

(ggg)
the Corporation is not aware of any pending change or contemplated change to any applicable law or regulation or governmental position that would materially affect the business of the Corporation or the business or legal environment under which the Corporation operates;

(hhh)
other than the Underwriters pursuant to this Agreement and their respective representatives, there is no person acting or purporting to act at the request of the Corporation who is entitled to any brokerage, agency, underwriting, or other fiscal advisory or similar fee in connection with the transactions contemplated herein; and

(iii)
the Corporation makes the representations, warranties and covenants applicable to it in Schedule “C” hereto and acknowledges that the terms and conditions of the representations, warranties and covenants of the parties contained in Schedule “C” form part of this Agreement.

4.2
The representations and warranties of the Corporation contained in this Agreement shall be true at the Time of Closing and the Over-Allotment Option Time of Closing, if applicable, as though they were made at the Time of Closing and the Over-Allotment Option Time of Closing, if applicable, and they shall survive the completion of the transactions contemplated under this Agreement and remain in full force and effect thereafter for the benefit of the Underwriters.

4.3
Each of the Underwriters, severally and not jointly, nor jointly and severally, represents and warrants to the Corporation, and acknowledges that the Corporation is relying upon such representations and warranties in entering into this Agreement, that:

(a)	the Underwriter is, and will remain so until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfil its obligations hereunder;

(b)	the Underwriter (except ROTH) is, and will remain so until the completion of the Offering, a member of the TSXV; and

(c)	the Underwriter will conduct the Offering in accordance with Applicable Securities Law.

4.4
The representations and warranties of each of the Underwriters contained in this Agreement shall be true at the Time of Closing and the Over-Allotment Option Time of Closing, if applicable, as though they were made at the Time of Closing and the Over-Allotment Option Time of Closing, if applicable, and shall survive the completion of the transactions contemplated under this Agreement.

5.	ADDITIONAL COVENANTS

5.1	The Corporation covenants and agrees with the Underwriters that it shall:

(a)
file with the Exchanges all required documents and pay all required filing fees, and do all things required by the rules and policies of the Exchanges, in order to obtain the acceptance (or conditional acceptance, in the case of the TSXV) of the Exchanges for the Offering and the listing of the Offered Shares and Additional Shares prior to the Closing Date;

(b)
with respect to the filing of the Prospectuses as contemplated herein, fulfil all legal requirements required to be fulfilled by the Corporation in connection therewith, in each case in form and substance satisfactory to the Underwriters as evidenced by the Underwriters’ execution of the certificates attached thereto;

(c)
prior to the filing of the Prospectuses, allow the Underwriters to review the Prospectuses and conduct all due diligence which the Underwriters may reasonably require in order to fulfil their obligations as underwriters and in order to enable them to execute, acting prudently and responsibly, the certificates required to be executed by the Underwriters in the Prospectuses, including, without limitation, providing the Underwriters and their counsel with access to all corporate and operating records, financial information (including budgets), copies of the financial statements to be incorporated by reference in the Prospectuses and to key officers of the Corporation;

(d)
until the completion of the distribution pursuant to the Offering, promptly notify Dundee, on behalf of the Underwriters, in writing of any material change (actual, contemplated or threatened) in the business, affairs, operations, assets or liabilities (contingent or otherwise) or capital or ownership of the Corporation, taken as a whole, or of any change which is of such a nature as to result in a misrepresentation in either of the Prospectuses or would be or would have been required to have been disclosed in the Prospectuses had such fact or circumstance arisen or been discovered on or prior to the date of the Prospectuses and:

(i)
the Corporation shall, within any applicable time limitation, comply with all filing and other requirements under the Applicable Securities Laws of the Qualifying Jurisdictions, and with the rules of the Exchanges, applicable to the Corporation as a result of any such change;

(ii)
however, notwithstanding the foregoing, the Corporation shall not file any Supplementary Material without first obtaining the approval of the Underwriters as to the form and content thereto, which approval shall not be unreasonably withheld and shall be provided on a timely basis;

and, in addition to the foregoing, the Corporation shall, in good faith, discuss with the Underwriters any change in circumstances (actual or proposed) which is of such a nature that there is or ought to be consideration given by the Corporation as to whether notice in writing of such change need be given to the Underwriters pursuant to this subsection;

(e)
deliver to the Underwriters duly executed copies of any Supplementary Material required to be filed by the Corporation in accordance with subsection 5.1(d) above and, if any financial or accounting information is contained in any of the Supplementary Material, an additional Comfort Letter to that required by subsection 5.1(l)(i) below;

(f)
as soon as possible, and in any event prior to noon (Toronto time) on the first business day after obtaining the Passport Decision Document therefor, and without charge to the Underwriters, deliver to the Underwriters as many copies of each of the Prospectuses and the U.S. Memoranda as the Underwriters may reasonably request, and such delivery will constitute the Corporation’s consent to the Underwriters’ use of such documents in connection with the Offering;

(g)
by the act of having delivered the Offering Documents to the Underwriters, have represented and warranted to the Underwriters that all material information and statements (except information and statements relating solely to the Underwriters) contained in such documents, at the respective dates of initial delivery thereof, comply with the Applicable Securities Laws of the Qualifying Jurisdictions and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation and together constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offering as required by the Applicable Securities Laws of the Qualifying Jurisdictions;

(h)
prior to the Time of Closing and Over-Allotment Option Time of Closing, as the case may be, fulfil to the satisfaction of the Underwriters all legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by the Corporation to enable the Offered Shares and Additional Shares to be distributed free of trade restrictions in the Qualifying Jurisdictions, subject only to the requirements of Applicable Securities Laws;

(i)
use its commercially reasonable efforts to maintain its status as a “reporting issuer” not in default in at least one of the Qualifying Jurisdictions for a period of two years from the Closing Date and use its commercially reasonable efforts to maintain its listing of its Common Shares on the TSXV for a period of two years from the Closing Date. For greater certainty, it will not be considered reasonable to maintain such status or listing if to do so would hinder or impede, in any way, any effort on the part of the Corporation to effect, or to take any steps in furtherance of, any bona fide take-over bid, amalgamation or business combination (whether by way of a merger, plan of arrangement, consolidation, share or other security exchange transaction, recapitalization, asset acquisition or other transaction) involving any one or more of itself or any of the Subsidiaries or affiliates with any third party completed in accordance with Applicable Securities Laws;

(j)	use the Proceeds substantially in accordance with the disclosure set out under “Use of Proceeds” in the Final Prospectus;

(k)	duly, punctually and faithfully perform all of the obligations to be performed by it under this Agreement;

(l)	deliver to the Underwriters:

(i)
at the time of execution of the Final Prospectus by the Underwriters, a long form comfort letter (the “Comfort Letter”) of the Corporation’s auditors addressed to the Underwriters and their counsel and to the directors of the Corporation and dated as of the date of the Final Prospectus, in form and content acceptable to the Underwriters, acting reasonably, relating to the verification of the financial information and accounting data contained in the Final Prospectus and to such other matters as the Underwriters may reasonably require;

(ii)
at the Time of Closing or the Over-Allotment Option Time of Closing, as the case may be, such legal opinions (the “Legal Opinions”) of Koffman Kalef LLP, the Corporation’s Canadian legal counsel, addressed to the Underwriters and their legal counsel and dated as of the Closing Date or Over-Allotment Option Closing Date, as the case may be, in form and content acceptable to the Underwriters, acting reasonably, (and such counsel may rely upon or arrange for separate deliveries of opinions of local counsel where such counsel deems such reliance or delivery proper as to the laws of any jurisdiction other than British Columbia and Canada and may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Corporation) relating to the matters set forth in Schedule “D” and to such other matters as the Underwriters may reasonably require;

(iii)
at the Time of Closing or the Over-Allotment Option Time of Closing, as the case may be, if any Offered Shares and/or Additional Shares are being sold in the United States in accordance with Schedule “C” hereto, a legal opinion of Dorsey & Whitney LLP, the Corporation’s U.S. legal counsel, addressed to the Underwriters and dated as of the Closing Date and/or the Over-Allotment Option Closing Date, as applicable, in form and content acceptable to the Underwriters, acting reasonably, to the effect that such offer and sale of the Offered Shares and/or any Additional Shares in the manner contemplated by, and in accordance with, this Agreement and the Preliminary U.S. Offering Memorandum and Final U.S. Offering Memorandum is not required to be registered under the U.S. Securities Act (the “U.S. Legal Opinion”);

(iv)
at the Time of Closing or the Over-Allotment Option Time of Closing, as the case may be, such legal opinions (the “Material Subsidiary Opinions”) of the Corporation’s Mexican and Canadian legal counsel (as applicable), addressed to the Underwriters and their legal counsel and dated as of the Closing Date and/or the Over-Allotment Option Closing Date, as applicable, in form and content acceptable to the Underwriters, acting reasonably, relating to the Material Subsidiaries;

(v)
at the Time of Closing or the Over-Allotment Option Time of Closing, as the case may be, a title opinion of the Corporation’s Mexican legal counsel, addressed to the Underwriters and their legal counsel and dated as of the Closing Date and/or the Over-Allotment Option Closing Date, as applicable, in form and content acceptable to the Underwriters, acting reasonably, relating to the Corporation’s title to and ownership interests in the mineral properties known as the Santa Elena Project, including the Cruz de Mayo Project, and the La Joya Project (the “Title Opinion”);

(vi)
at the Time of Closing or the Over-Allotment Option Time of Closing, as the case may be, a certificate (the “Officers’ Certificate”) of the Corporation by its President and Chief Financial Officer, addressed to the Underwriters and their legal counsel and dated as of the Closing Date or Over-Allotment Option Closing Date, as the case may be, in form and content acceptable to the Underwriters, acting reasonably, certifying for and on behalf of the Corporation and not in their personal capacities that, to the actual knowledge of the persons signing such certificate, after having made due and relevant inquiry:

(A)
the Corporation has complied in all material respects with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Time of Closing or Over-Allotment Option Time of Closing, as applicable;

(B)
no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Offered Shares or Additional Shares or any of the Corporation’s issued securities has been issued and no proceeding for such purpose is pending or, to the knowledge of such officers, threatened;

(C)
the Corporation is a “reporting issuer” or its equivalent under the securities laws of each of the Qualifying Jurisdictions and eligible to use the Short Form Prospectus System established under NI 44-101, and no material change relating to the Corporation has occurred since the date of this Agreement with respect to which the requisite material change report has not been filed and no such disclosure has been made on a confidential basis that remains subject to confidentiality; and

(D)
all of the representations and warranties made by the Corporation in this Agreement are true and correct in all material respects as of the Time of Closing or Over-Allotment Option Time of Closing, except for those representations and warrants that are qualified by materiality which shall be true and correct in all respects, with the same force and effect as if made at and as of the Time of Closing or Over-Allotment Option Time of Closing after giving effect to the transactions contemplated hereby;

(vii)
at the Time of Closing or Over-Allotment Option Time of Closing, as applicable, certificates dated the Closing Date or the Over-Allotment Option Closing Date, as applicable, signed by the Chief Executive Officer of the Corporation or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Corporation; the resolutions of the directors of the Corporation relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Offered Shares and Additional Shares, the grant of the Over-Allotment Option, the authorization of this Agreement, the listing of the Offered Shares and the Additional Shares on the Exchanges and transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Corporation;

(viii)
at the Time of Closing or Over-Allotment Option Time of Closing, as applicable, a certificate of status (or equivalent) for the Corporation and each of the Material Subsidiaries dated within one (1) business day (or such earlier or later date as the Underwriters may accept) of the Closing Date and/or the Over-Allotment Option Closing Date, as applicable;

(ix)
at the Time of Closing or the Over-Allotment Option Time of Closing, as the case may be, a comfort letter of the Corporation’s auditors addressed to the Underwriters and their counsel and dated as of the Closing Date or Over-Allotment Option Closing Date, in form and content acceptable to the Underwriters, acting reasonably, relating to the verification of the financial information and accounting data contained in the Final Prospectus as of the Closing Date or Over-Allotment Option Closing Date and to such other matters as the Underwriters may reasonably require (the “Bring Down Comfort Letter”); and

(x)
at the Time of Closing or the Over-Allotment Option Time of Closing, as the case may be, such other documents (the “Closing Materials”) as the Underwriters may reasonably require and as are customary in a transaction of this nature, in form and content acceptable to the Underwriters, acting reasonably, and the Closing Materials will be addressed to the Underwriters and will be dated as of the Closing Date and/or the Over-Allotment Option Closing Date, as applicable, or such other date as the Underwriters may reasonably require.

(m)
from and including the date of this Agreement through to and including the Time of Closing and the Over-Allotment Option Time of Closing, do all such acts and things necessary to ensure that all of the representations and warranties of the Corporation contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain materially true and correct and not do any such act or thing that would render any representation or warranty of the Corporation contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect;

(n)
during the period commencing on the Closing Date and ending on the date which is 90 days following the Closing Date, not issue, agree to issue or announce the issuance of or dispose of in any way any Common Shares or any financial instruments or securities convertible into or exchangeable for or exercisable to acquire Common Shares without the prior written consent of Dundee, on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed, other than pursuant to:

(i)	the grant or exercise of incentive securities pursuant to existing incentive plans;

(ii)	the issue of Common Shares or securities convertible into or exchangeable for or exercisable to acquire Common Hares pursuant to agreements or commitments in effect as of the date hereof; or

(iii)	the exchange, transfer, conversion or exercise rights of existing outstanding securities;

(o)
during the period commencing on the Closing Date and ending on the date which is 90 days following the Closing Date, use its reasonable efforts to restrict each of J. Scott Drever, Barney Magnusson, N. Eric Fier, Ross O. Glanville, George W. Sanders and Graham C. Thody from selling any securities in the Corporation without the prior written consent of Dundee, on behalf of the Underwriters, such consent not to be unreasonably withheld;

(p)
from and including the date of this Agreement through to and including the Time of Closing or Over-Allotment Option Time of Closing, as applicable, use its reasonable best efforts to cause all conditions in this Agreement to be satisfied;

(q)
prior to the filing of the Final Prospectus, provide evidence satisfactory to the Underwriters of the approval of the Exchanges (or conditional approval, in the case of the TSXV) of the listing and posting for trading on the Exchanges of the Offered Shares and Additional Shares, subject only to satisfaction by the Corporation of customary post-closing conditions imposed by the Exchanges in similar circumstances (the “Standard Listing Conditions”);

(r)
advise Dundee, on behalf of the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of: (i) the issuance by any Commission of any order suspending or preventing the use of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material; (ii) the suspension of the qualification of the Offered Shares, Over-Allotment Option and Additional Shares for offering or sale in any of the Qualifying Jurisdictions; (iii) the institution, threatening or contemplation of any proceeding for any such purposes; or (iv) any requests made by any Commission for amending or supplementing the Preliminary Prospectus or the Final Prospectus or any Supplementary Material or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) or (ii) above and, if any such order is issued, to obtain the withdrawal thereof as promptly as possible;

(s)
not reproduce, disseminate, quote from or refer to any written or oral opinions, advice, analysis and materials provided by the Underwriters to the Corporation in connection with the Offering in whole or in part at any time, in any manner or for any purpose, without Dundee’s prior written consent in each specific instance, and the Corporation shall and shall cause its affiliates, officers and directors, and shall use its commercially reasonable efforts to cause its shareholders, agents and advisors (including those shareholders who have an advisory relationship with the Corporation and the directors, officers, and employees of such shareholders) to keep confidential the opinions, advice, analysis and materials furnished to the Corporation by the Underwriters and their counsel in connection with the Offering;

(t)
not, without first obtaining the approval of Dundee, which approval shall not be unreasonably withheld, and subject to the requirements of applicable laws, issue any press release, including with respect to the Offering, during the period commencing on the date hereof and until completion of the distribution of any Additional Shares;

(u)	ensure that any news release in the United States relating to the Offering shall comply with the requirements of Rule 135C under the U.S. Securities Act; and

(v)
ensure that any news release outside the United States relating to the Offering and naming the Underwriters will include substantially the following legend:  “NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.  All news releases relating to the Offering released after the date of this Agreement will include the following statement:  “The Common Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the laws of any state, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release does not constitute an offer or sale of securities in the United States”.

5.2	Each of the Underwriters, severally and not jointly, nor jointly and severally, covenants and agrees with the Corporation that it shall:

(a)
fulfil all legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by it in connection with the Offering in the Qualifying Jurisdictions and in the United States;

(b)	deliver the U.S. Purchaser Letters in respect of Purchasers in the United States;

(c)
notify the Corporation when it (or any selling group member) shall have ceased distribution of the Offered Shares and provide the Corporation with a breakdown of the number of Offered Shares distributed and proceeds received in each of the Qualifying Jurisdictions and outside of Canada; and

(d)	execute and deliver all such other documents and materials as may reasonably be required and as are customary in a transaction of this nature.

5.3	ROTH hereby covenants and agrees with the Corporation that:

(a)
it will not sell or offer to sell, nor allow any agent or selling group member acting on behalf of ROTH in connection with the Offering to sell or offer to sell, any of the Offered Shares to any person resident in Canada;

(b)
concurrent with the closing of the Offering, ROTH will deliver to Dundee, on behalf of the other Underwriters, an “all-sold” certificate confirming that neither ROTH nor any of the agents or selling group members acting on ROTH’s behalf in connection with the Offering, has offered or sold any of the Offered Shares to any person resident in Canada; and

(c)
it shall include a statement in the confirmation slip or other notice provided to the Purchaser of the Offered Shares sold by it that it is ROTH’s understanding that the Purchaser is not a resident of Canada nor is the Purchaser holding such Offered Shares on behalf of or for the benefit of a person resident in Canada.

6.	UNDERWRITERS’ FEES AND EXPENSES

6.1
In consideration of the services to be rendered by the Underwriters to the Corporation under this Agreement, the Corporation agrees to pay to the Underwriters the Underwriters’ Fee, at the time and in the manner specified in this Agreement.

6.2
The Corporation will pay all expenses related to the Offering, including all fees and disbursements of its own legal counsel, out-of-pocket costs, printing costs and filing fees. The Corporation will pay the expenses (the “Underwriters’ Expenses”) reasonably incurred by the Underwriters in connection with the transactions contemplated herein including, without limitation, the fees and disbursements of legal counsel for the Underwriters (to a maximum of $75,000 in legal fees plus taxes and disbursements). Regardless of whether the transactions contemplated herein are completed or not, the Corporation will pay the Underwriters’ Expenses.  The Underwriters shall, at the request of the Corporation, provide such invoices or other documentation in support of the expenses incurred.

6.3
The Corporation shall be entitled to and shall act on any notice, waiver, extension or other communication given by or on behalf of the Underwriters by Dundee and, except to the extent that an Underwriter notifies the Corporation in writing to the contrary, the Underwriters agree that Dundee have the authority to bind the Underwriters with respect of all matters covered by this Agreement insofar as such matters relate to the Underwriters, except that Dundee shall not have the authority to bind the Underwriters with respect to obligations arising from Articles 7, 10 and 11 hereof, or any waiver pursuant to section 11.5, which waiver must be signed by all of the Underwriters. Dundee shall consult with the Underwriters regarding any circumstance or matter which is of such a nature that it would reasonably require consideration by the Underwriters.

7.	UNDERWRITING PERCENTAGES

7.1
The obligations of the Underwriters hereunder, including the obligation to purchase Offered Shares at the Time of Closing or Over-Allotment Option Time of Closing, as the case may be, shall be several, and not joint, and shall be limited as regards to each Underwriter to the percentages set out opposite the name of the Underwriters below:

Dundee	55%

Canaccord	35%

ROTH	10%

7.2
In the event that either Underwriter shall fail to purchase its applicable percentage of the Offered Shares or Additional Shares, if applicable, as provided in section 7.1 at the Time of Closing or Over-Allotment Option Time of Closing, as the case may be, the non- defaulting Underwriter shall have the right, but shall not be obligated, to purchase some or all of the Offered Shares which would otherwise have been purchased by that Underwriter which is in default (the Offered Shares in respect of which the defaulting Underwriter fails to purchase and the non-defaulting Underwriter does not elect to purchase being called the “Default Securities”), then the Corporation shall have the right to either: (i) proceed with the sale of the Offered Shares (less the Default Securities) to the non-defaulting Underwriter, or (ii) terminate its obligations hereunder without liability to the non-defaulting Underwriter except under sections 6.2 and 10. Nothing in this section 7.2 shall oblige the Corporation to sell to any Underwriter less than all of the Offered Shares or relieve from liability to the Corporation any Underwriter which shall be so in default.

8.	CONDITIONS PRECEDENT

8.1
The following are conditions to the obligations of the Underwriters to complete the transactions contemplated in this Agreement, which conditions may be waived in writing in whole or in part by the Underwriters in their sole discretion:

(a)
all corporate actions required to be taken by the Corporation in order to authorize the matters contemplated in this Agreement, including without limitation the passing of all requisite resolutions of directors of the Corporation to approve the Prospectuses, to obtain the approval of the Exchanges to the Offering and to validly offer, sell and distribute the Offered Shares, to pay the Underwriters’ Fee and to grant the Over-Allotment Option will have been taken;

(b)
there shall be no requirement under applicable law and no requirement imposed on the Corporation by the Regulatory Authorities to obtain, nor shall the Corporation voluntarily seek, shareholder approval of the Offering or of the issuance of the Offered Shares and Additional Shares;

(c)
the Corporation will have made all necessary filings with and obtained all necessary approvals, consents and acceptances of the Regulatory Authorities for the Prospectuses, including, without limitation, the Passport Decision Documents in respect of the Prospectuses and to permit the Corporation to complete its obligations hereunder;

(d)
no order ceasing or suspending trading in any securities of the Corporation, or prohibiting the trade or distribution of any of the Offered Shares will have been issued and no proceedings for such purpose, to the best of the knowledge of the Corporation, will be pending or threatened;

(e)
the Corporation will have, within the required time set out hereunder, delivered or caused the delivery of the Comfort Letter, Bring Down Comfort Letter, Legal Opinions, U.S. Legal Opinion (if required in connection with sales in the United States), Material Subsidiary Opinions, Title Opinions, Officer’s Certificate and other Closing Materials, as applicable;

(f)
the Underwriters shall have received at the Time of Closing a letter from the transfer agent of the Corporation dated the Closing Date and signed by an authorized officer of such transfer agent confirming the issued capital of the Corporation;

(g)	the Underwriters not having exercised any rights of termination set forth in this Agreement;

(h)
as of the Closing Time, there shall be: no reports or information that in accordance with the requirements of Regulatory Authorities must be made publicly available in connection with the sale of the Offered Shares and Additional Shares that have not been made publicly available as required; no contracts, documents or other materials required to be filed with Regulatory Authorities in connection with the Prospectuses that have not been filed as required and delivered to the Underwriters; no contracts, documents or other materials required to be described or referred to in the Prospectuses or the U.S. Memoranda that are not described or referred to as required and delivered to the Underwriters;

(i)
there shall not have occurred prior to the Time of Closing, any adverse material change in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation which could reasonably be expected to have a material adverse effect on the market price or value of the Offered Shares;

(j)
the Corporation will have, as of the Time of Closing, complied in all material respects with all of its covenants and agreements contained in this Agreement, including without limitation, all requirements for approval for the listing of the Offered Shares on the Exchanges and the deliveries contemplated under section 5.1(l) herein; and

(k)
the representations and warranties of the Corporation contained in this Agreement will be materially true and correct as of the Time of Closing as if such representations and warranties had been made as of the Time of Closing.

9.	CLOSING AND OVER-ALLOTMENT OPTION CLOSING

9.1	The Corporation and the Underwriters shall cause the Closing to occur on or before October 30, 2012, or such other date as may be agreed by the Corporation and the Underwriters.

9.2
The purchase and sale of the Offered Shares shall be completed at the offices of Koffman Kalef LLP, legal counsel to the Corporation, located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, at the Time of Closing on the Closing Date, or as may otherwise be agreed to by the Corporation and the Underwriters.

9.3
On the Closing, the Corporation shall issue and deliver to the Underwriters, against delivery by the Underwriters of the items set forth in section 9.4, the certificates (in physical and/or electronic form as specified by the Underwriters; provided that certificates representing Offered Shares or Additional Shares sold in the United States shall be in physical form) representing the Offered Shares in the names and denominations reasonably requested by the Underwriters in writing not less than 24 hours prior to the Time of Closing (subject to section 9.8).

9.4	On the Closing, and against delivery of the items set forth in section 9.3, the Underwriters shall

(a)	pay the Proceeds to the Corporation by certified cheque or wire transfer;

(b)
provide a notice of the Underwriters’ over-allocation position with a copy of such notice to be provided to the TSXV in accordance with subsection 1.9(e)(v) of Policy 4.2 of the Exchange’s Corporate Finance Manual and any other notice or documentation to be delivered to the Exchanges in respect thereof; and

(c)	provide such other documents as are contemplated by this Agreement or as the Corporation may reasonably require.

9.5
The purchase and sale of the Additional Shares upon exercise of the Over-Allotment Option shall be completed at the offices of Koffman Kalef LLP, legal counsel to the Corporation, located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, at the Over-Allotment Option Time of Closing on the Over-Allotment Option Closing Date, unless otherwise agreed to by the Corporation and the Underwriters.

9.6
On the Over-Allotment Option Closing, the Corporation shall issue and deliver to the Underwriters, against delivery by the Underwriters of the items set forth in section 9.7, the certificates representing the Additional Shares in the names and denominations reasonably requested by the Underwriters in writing not less than 24 hours prior to the Time of Closing (subject to section 9.8).

9.7	On the Over-Allotment Option Closing and against delivery of the items set forth in section 9.6, the Underwriters shall:

(a)	pay the Proceeds to the Corporation by certified cheque or wire transfer; and

(b)	provide such other documents as are contemplated by this Agreement or as the Corporation may reasonably require.

9.8
In the case of interests in Offered Shares (issued outside the United States) held through CDS Clearing and Depository Services Inc. (“CDS”) or its nominee, if requested by Dundee, the Corporation will deposit such Offered Shares electronically with CDS through the non- certificated inventory system of CDS against payment of the Proceeds by wire transfer or certified cheque payable to the Corporation or as otherwise directed by the Corporation.

10.	INDEMNITY

10.1
The Corporation hereby agrees to indemnify and save harmless to the maximum extent permitted by law, the Underwriters, their affiliates, their respective directors, officers, employees, partners, agents and advisors (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against any and all losses, claims, actions, suits, proceedings, investigations, damages, liabilities or expenses of whatsoever nature or kind (excluding loss of profits) whether joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims, and the reasonable fees, disbursements and taxes of their counsel in connection with any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing the indemnity set out in this Article 10 (each a “Claim” and, collectively, the “Claims”) to which an Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claim relates to, is caused by, results from, arises out of or is based upon, directly or indirectly, the performance of professional services rendered by the Underwriters, whether performed before or after the execution of this Agreement by the Corporation, and to reimburse each Indemnified Party forthwith, upon demand, for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim.

10.2
If and to the extent that a court of competent jurisdiction, in a final non-appealable judgment in a proceeding in which an Indemnified Party is named as a party, determines that a Claim was caused by or resulted from an Indemnified Party’s gross negligence, fraudulent act or wilful misconduct, the indemnity set out in this Article 10 shall cease to apply to such Indemnified Party in respect of such Claim and such Indemnified Party shall reimburse any funds advanced by the Corporation to the Indemnified Party pursuant to the indemnity set out in this Article 10 in respect of such Claim. The Corporation agrees to waive any right it might have of first requiring the Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under the indemnity set out in this Article 10.

10.3
If any Claim is brought against an Indemnified Party or an Indemnified Party has received notice of the commencement of any investigation in respect of which indemnity may be sought against the Corporation, the Indemnified Party will give the Corporation prompt written notice of any such Claim of which the Indemnified Party has knowledge and the Corporation will undertake the investigation and defence thereof on behalf of the Indemnified Party, including the prompt employment of counsel acceptable to the Indemnified Parties affected and the payment of all expenses. Failure by the Indemnified Party to so notify shall not relieve the Corporation of its obligation of indemnification hereunder unless (and only to the extent that) such failure results in forfeiture by the Corporation of substantive rights or defences.

10.4
No admission of liability and no settlement, compromise or termination of any Claim, or investigation shall be made without the consent of the Corporation and the consent of the Indemnified Parties affected, such consents not to be unreasonably withheld or delayed. Notwithstanding that the Corporation will undertake the investigation and defence of any Claim, an Indemnified Party will have the right to employ separate counsel in each applicable jurisdiction with respect to such Claim and participate in the defence thereof, but the fees and expenses of such counsel will be at the expense of the Indemnified Party unless:

(a)	employment of such counsel has been authorized in writing by the Corporation;

(b)	the Corporation has not assumed the defence of the action within a reasonable period of time after receiving notice of the claim;

(c)
the named parties to any such claim include the Corporation and any of the Indemnified Parties and the Indemnified Parties shall have been advised by counsel to the Indemnified Parties that there may be a conflict of interest between the Corporation and any Indemnified Party; or

(d)	there are one or more defences available to the Indemnified Party which are different from or in addition to those available to the Corporation,

in which case such reasonable fees and expenses of such counsel to the Indemnified Party will be for the account of the Corporation; provided that the Corporation shall not be responsible for more than one counsel for all Indemnified Parties. The rights accorded to the Indemnified Parties hereunder shall be in addition to any rights the Indemnified Parties may have at common law or otherwise.

10.5
Without limiting the generality of the foregoing, the indemnity set out in this Article 10 shall apply to all reasonable expenses (including legal expenses), losses, claims and liabilities that the Underwriters may incur as a result of any action, suit proceeding or claim that may be threatened or brought against the Corporation.

10.6
If for any reason the indemnity set out in this Article 10 is unavailable (other than in accordance with the terms hereof) to the Indemnified Parties (or any of them) or insufficient to hold them harmless, the Corporation agrees to contribute to the amount paid or payable by the Indemnified Parties as a result of such Claims in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation or the Corporation’s shareholders on the one hand and the Indemnified Parties on the other, but also the relative fault of the parties and other equitable considerations which may be relevant. Notwithstanding the foregoing, the Corporation will in any event contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim any amount in excess of the fees actually received by the Indemnified Parties hereunder.

10.7
It is agreed that Dundee shall act as trustee for each of the other Indemnified Parties of the covenants of the Corporation under the indemnity set out in this Article 10 with respect to such persons and Dundee agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

10.8
The Corporation agrees that, in any event, no Indemnified Party shall have any liability (either direct or indirect, in contract or tort or otherwise) to the Corporation or any person asserting claims on the Corporation’s behalf or in right for or in connection with the performance of professional services rendered by the Underwriters, except to the extent that any losses, expenses, claims, actions, damages or liabilities incurred by the Corporation are determined by a court of competent jurisdiction in a final judgment (in a proceeding in which an Indemnified Party is named as a party) that has become non-appealable to have resulted from gross negligence, fraudulent act or wilful misconduct of such Indemnified Party.

10.9
The Corporation agrees to reimburse each of the Underwriters monthly for the time spent by such Underwriters’ personnel in connection with any Claim at their normal per diem rates. The Corporation also agrees that if any action, suit, proceeding or claim shall be brought against, or an investigation commenced in respect of the Corporation and any of the Underwriters and personnel of such Underwriters shall be required to testify, participate or respond in respect of or in connection with the performance of professional services rendered by the Underwriters, each such Underwriter shall have the right to employ its own counsel in connection therewith and the Corporation will reimburse such Underwriter monthly for the time spent by its personnel in connection therewith at their normal per diem rates together with such disbursements and reasonable out-of-pocket expenses as may be incurred, including fees and disbursements of such Underwriter’s counsel.

10.10
The indemnity and contribution obligations of the Corporation set out in this Article 10 shall be in addition to any liability which the Corporation may otherwise have to the Indemnified Parties, shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Corporation, and any Indemnified Party. The foregoing provisions shall survive the completion of professional services rendered by the Underwriters or any termination of the authorization given by this Agreement.

11.	TERMINATION OF AGREEMENT

11.1
In addition to any other remedies which may be available to the Underwriters, each Underwriter shall be entitled to terminate its obligations under this Agreement by delivering written notice to that effect to the Corporation at or prior to the Time of Closing of the Offering on the occurrence of any of the following events:

(a)	the Passport Decision Document for the Final Prospectus shall not have been issued on or before October 23, 2012 or such other date as the Corporation and the Underwriters may agree in writing;

(b)
there shall have occurred or been announced any material change or change in any material fact, or there shall be discovered any previously undisclosed material change or material fact which was required to be disclosed in the Prospectuses or otherwise, which, in each case, in the reasonable opinion of such Underwriter, has or would be expected to have a material adverse effect on the market price or value of any of the securities of the Corporation, including, without limitation, the Offered Shares;

(c)
any order to cease or suspend trading in any securities of the Corporation or prohibiting or restricting the distribution of any securities of the Corporation, including the Offered Shares, is made, or proceedings are announced, commenced or threatened for the making of any such order, by any Regulatory Authority or  any  other  competent authority, and has not been rescinded, revoked or withdrawn;

(d)
any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is made by any federal, provincial, state, municipal or other governmental department, securities commission, board, bureau, agency or other instrumentality including, without limitation, the Exchanges, the Commissions or any securities regulatory authority, which inquiry, action, suit, investigation or other proceeding involves the Corporation or any of its officers (other than one based solely upon the activities or alleged activities of the Underwriters) or directors or any law or regulation is enacted or changed which, in the opinion of such Underwriter, acting reasonably, operates to prevent or restrict the trading of the securities of the Corporation, materially adversely affects, or will materially adversely affect, the market price or value of the Common Shares of the Corporation, the distribution of the Offered Shares, or adversely affects or might reasonably be expected to adversely affect the marketability, market price or value of the Common Shares;

(e)
if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence (including, without limitation, an act of terrorism) or any law or regulation which, in the opinion of such Underwriter, acting reasonably, seriously adversely affects, or involves, or will or could reasonably be expected to adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation; or

(f)
If the Corporation is in breach of any material term, condition or covenant of this Agreement, or any material representation or warranty given by the Corporation in this Agreement becomes, is discovered to be or is false, and such breach or such false representation is (i) in the opinion of any Underwriter not capable of being cured prior to the Time of Closing or Over-Allotment Time of Closing, as the case may be, (ii) would result in the failure of any condition precedent set out in section 8 hereof, or (iii) has not been rectified to the satisfaction of any Underwriter within 48 hours of when such Underwriter provides notice to the Corporation of the same.

11.2
The right of the Underwriters to terminate this Agreement is in addition to such other remedies any of the Purchasers may have in respect of any default, misrepresentation, act or failure to act of the Corporation in respect of any of the transactions contemplated by this Agreement.

11.3
Any such termination shall be effected by notice in writing to the Corporation at any time prior to the Time of Closing.  Neither the giving nor the failure by an Underwriter to give notice under this section shall in any way affect the entitlement of the Underwriters to exercise their rights under this article at any time prior to or at the Time of Closing or the Over-Allotment Option Time of Closing (as the case may be).

11.4	The Corporation shall pay the Underwriter’s Expenses in the event of termination as set out in this Agreement.

11.5
The Underwriters may waive, in whole or in part, or extend the time for compliance with, any of the terms and conditions in this Agreement to be complied with by the Corporation without prejudice to their rights in respect of any other of the terms and conditions of this Agreement or any other or subsequent breach or non-compliance; provided, however, that to be binding on the Underwriters any such waiver or extension must be in writing and signed by all of the Underwriters. No act of the Underwriters in offering the Offered Shares or in preparing or joining in the execution of the Prospectuses shall constitute a waiver of or estoppel against the Underwriters.

12.	GENERAL

12.1	Any notice to be given hereunder shall be in writing and may be given by facsimile or by hand delivery and shall, in the case of notice to the Corporation, be addressed and faxed or delivered to:

SilverCrest Mines Inc.
Suite 501 – 570 Granville Street
Vancouver, BC V6C 3P1

Attention: J. Scott Drever
Fax No.: 604 694-1761

with a copy to:

Koffman Kalef LLP
19th Floor, 885 West Georgia Street
Vancouver, BC V6C 3H4

Attention: Bernard Poznanski
Fax No.: 604 891-3788

and in the case of the Underwriters, be addressed and faxed or delivered to:

Dundee Securities Ltd.
1 Adelaide St. E., Suite 2000
Toronto, Ontario M5C 2V9

Attention: Brad Ralph
Fax No.: 416-350-3312

Canaccord Genuity Corp.
P.O. Box 10337
2200 - 609 Granville Street
Vancouver, BC V7Y 1H2

Attention: Ali Pejman
Fax No.: 604-643-7733

ROTH Capital Partners, LLC
888 San Clemente Drive
Newport Beach, CA 92660 U.S.A.

Attention: Lou Ellis
Fax No.: 949-720-7227

with a copy to:

Blake, Cassels & Graydon LLP
595 Burrard Street, Suite 2600
Vancouver, BC  V7X 1L3

Attention: Kathleen Keilty
Fax No.: (604) 631-3309

The Corporation and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

12.2	The Underwriters and the Corporation acknowledge that the Schedules hereto form part of this Agreement.

12.3
Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement and any waiver by the parties of this section 12.2 or any failure by them to exercise any of their rights under this Agreement shall be limited to the particular instance and shall not extend to any other instance or matter in this Agreement or otherwise affect any of their rights or remedies under this Agreement.

12.4
The Corporation hereby acknowledges that (i) the purchase and sale of the Offered Shares pursuant to this Agreement is an arm’s-length commercial transaction between the Corporation on the one hand, and the Underwriters and any affiliate through which they may be acting to effect sales, on the other, (ii) such Underwriters are acting as principal and not as an agent or fiduciary of the Corporation and (iii) the Corporation’s engagement of such Underwriters in connection with the Offering and the process leading up to the Offering is as independent contractors and not in any other capacity. Furthermore, the Corporation agrees that it is solely responsible for making its own judgments in connection with the Offering (irrespective of whether any of such Underwriters has advised or is currently advising the Corporation on related or other matters). The Corporation agrees that it will not claim that such Underwriters have rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to the Corporation in connection with such transaction or the process leading thereto.

12.5
This Agreement constitutes the entire agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein and this Agreement supersedes any previous agreements, arrangements or understandings among the parties, including the engagement letter dated October 5, 2012 between the Corporation and Dundee.

12.6	The headings in this Agreement are for reference only and do not constitute terms of the Agreement.

12.7
The provisions contained in this Agreement which, by their terms, require performance by a party to this Agreement subsequent to the Closing Date of this Agreement, shall survive the Closing Date of this Agreement.

12.8
No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by the parties directly affected by such alteration, amendment, modification or interpretation.

12.9
The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may, either before or after the Closing Date, reasonably require in order to carry out the full intent and meaning of this Agreement.

12.10	This Agreement may not be assigned by any party hereto without the prior written consent of all of the parties hereto.

12.11	This Agreement shall be subject to, governed by, and construed in accordance with the laws of the Province of British Columbia and the Canadian federal laws applicable therein.

12.12	The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

12.13
This Agreement may be signed by the parties in as many counterparts as may be deemed necessary, each of which so signed shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

[THIS SPACE INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying counterparts of this letter and return same to the Underwriters whereupon this letter as so accepted shall constitute an agreement between the Corporation and the Underwriters enforceable in accordance with its terms.

Yours truly,

DUNDEE SECURITIES LTD.
Per:	Signed “Brad Ralph”
Authorized Signatory

CANACCORD GENUITY CORP.
Per:	Signed “Ali Pejman”
Authorized Signatory

ROTH CAPITAL PARTNERS, LLC
Per:	Signed “Aaron M. Gurewitz”
Authorized Signatory

The foregoing is accepted and agreed to effective as of the date appearing on the first page of this Agreement.

SILVERCREST MINES INC.
Per:	Signed “Scott Drever”
Authorized Signatory

Execution Version

SCHEDULE A

OUTSTANDING CONVERTIBLE SECURITIES
AS AT OCTOBER 12, 2012

	Number	Price ($)	Issue Date	Expiry Date
Options	100,000	1.39	January 7, 2008	January 7, 2013
Options	850,000	1.27	March 28, 2008	March 28, 2013
Options	850,000	1.03	July 14, 2008	July 14, 2013
Options	240,000	1.60	November 11, 2011	November 11, 2013
Options	100,000	0.45	January 8, 2009	January 8, 2014
Options	750,000	0.50	July 22, 2009	July 22, 2014
Options	100,000	0.80	October 21, 2009	October 21, 2014
Options	1,050,000	1.05	September 10, 2010	September 10, 2015
Options	175,000	1.94	February 15, 2011	February 15, 2016
Options	200,000	1.17	June 17, 2011	June 17, 2016
Options	1,450,000	1.65	August 2, 2011	August 2, 2016
Options	250,000	1.60	November 7, 2011	November 7, 2016
TOTAL	6,115,000

	Number	Price ($)	Issue Date	Expiry Date
Warrants	2,500,000	0.90	November 24, 2009	November 24, 2012
Warrants	510,300	1.60	May 19, 2011	May 19, 2013
TOTAL	3,010,300

Execution Version

SCHEDULE B

Name	Jurisdiction	Percentage Owned (directly or indirectly)
NorCrest Silver Inc.	Canada	100%
SVL Minerals Ltd.	British Columbia	100%
SilverCrest de Mexico S.A. de C.V.	Mexico	100%
Nusantara de Mexico S.A. de C.V.	Mexico	100%
Magellan Exploracion S.A. de C.V.	Mexico	100%
Minera Atlas S.A. de C.V.	El Salvador	100%
Minera Metapan S.A. de C.V.	El Salvador	100%
Minera de Cerro Santo S.A. de C.V.	Mexico	100%
Santa Elena Oro Y Plata S.A. de C.V.	Mexico	100%

SCHEDULE C

UNITED STATES OFFERS AND SALES

This is Schedule “C” to the Underwriting Agreement dated as of October 12, 2012.

As used in this Schedule “C”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

(a)
“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S.  Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Shares or Additional Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the Offering;

(b)	“FINRA” means the Financial Industry Regulatory Authority, Inc.;

(c)	“Foreign Issuer” means “foreign issuer” as that term is described in Rule 902(e) of Regulation S;

(d)
“General Solicitation” and “General Advertising” mean “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) of Regulation D, including advertisements, articles, notices or other communications published in any newspaper, magazine, the internet or similar media or broadcast over radio, television, or the internet or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(e)	“Institutional Accredited Investor” means an “accredited investor” as that term is defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D;

(f)	“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

(g)	“Regulation M” means Regulation M adopted by the SEC under the U.S. Securities Act;

(h)	“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

(i)	“SEC” means the United States Securities and Exchange Commission;

(j)	“Shares” means the Offered Shares and the Additional Shares;

(k)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S; and

(l)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter acknowledges that the Shares have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and U.S. state securities laws. Accordingly, each Underwriter, severally and not jointly, represents, warrants and covenants to the Corporation that:

1.
It has not offered and sold, and will not offer and sell, any Shares as a part of the distribution except (a) in an offshore transaction in accordance with Rule 903 of Regulation S, or (b) in the United States as provided in paragraphs 2 through 11 below. Neither the Underwriter nor any of its affiliates nor any person acting on its or their behalf, has engaged or will engage in: (i) any Directed Selling Efforts in the United States with respect to the Shares, or (ii) any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Shares.

2.
It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Shares, except with its affiliates, any selling group members or with the prior written consent of the Corporation.  It shall require each selling group member to agree, for the benefit of the Corporation, to comply with, and shall use its reasonable commercial efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such selling group member.

3.
All offers and sales of Shares in the United States have been and will be made (a) through the Underwriters’ U.S. registered broker-dealer affiliate (“U.S. Affiliate”) in compliance with all applicable U.S. requirements governing the registration and conduct of broker-dealers, or (b) directly by an Underwriter in accordance with Rule 15a-6 under the U.S. Exchange Act.

4.
Offers and sales of Shares in the United States have not been and will not be made by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of section 4(a)(2) of the U.S. Securities Act.

5.
Offers to sell and solicitations of offers to by the Shares in the United States shall be made pursuant to the provisions of Section 4(a)(2) of the U.S. Securities Act and Rule 506 of Regulation D thereunder to persons with whom such Underwriter has a pre-existing relationship and who are or are reasonably believed by them to be Institutional Accredited Investors.

6.
All purchasers of the Shares that are in the United States shall be informed that the Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and are being offered and sold to such purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 4(a)(2) of the U.S. Securities Act and applicable state securities laws.

7.
Each offeree of Shares that is in the United States has been or shall be provided with a copy of the Preliminary U.S. Offering Memorandum in respect of the Preliminary Prospectus. Each purchaser of Shares that is in the United States will have received at or prior to the time of purchase of any Shares the Final U.S. Offering Memorandum including the Final Prospectus.

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8.	Prior to any sale of Shares in the United States, each purchaser thereof will be required to execute a U.S. Purchaser’s Letter in the form attached to the U.S. Memoranda.

9.
Prior to the Closing Date (or the Over-Allotment Closing Date, if applicable), it will provide the Corporation with a list of all purchasers of the Shares that are in the United States. Prior to the Closing Time, it will provide the Corporation with copies of all U.S. Purchaser’s Letters.

10.
On the Closing Date (or the Over-Allotment Closing Date, if applicable), each Underwriter making sales to Institutional Accredited Investors will together with its U.S. Affiliate provide to the Corporation a certificate in the form of Exhibit A to this Schedule “C” relating to the manner of the offer and sale of the Shares in the United States or will be deemed to have represented that neither it nor its U.S. Affiliate offered, or sold Shares in the United States.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that:

1.
The Corporation is a Foreign Issuer with no Substantial U.S. Market Interest in the Shares and is not now and as a result of the sale of Shares contemplated hereby will not be required to be registered as an investment company under the United States Investment Company Act of 1940, as amended and neither the Corporation nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

2.
Neither the Corporation, its subsidiaries nor any of its affiliates, nor any person acting on its or their behalf (except the Underwriters, their affiliates and any persons acting on any of their behalf, in respect of which no representation is made) (a) has made or will make any Directed Selling Efforts with respect to any of the Shares, (b) has engaged in or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the any of the Shares in the United States, or (c) has taken or will take any other action that would cause the exemptions or exclusions from registration provided by Section 4(a)(2) of the U.S. Securities Act and Rule 506 of Regulation D thereunder and Regulation S to be unavailable with respect to offers and sales of the Shares pursuant to this Schedule “C”.

3.
The Corporation has not and will not, during the period beginning six months prior to the start of the offering of Offered Shares and ending six months after the completion of the offering of Shares sell, offer for sale or solicit any offer to buy any of its securities in the United States in a manner that would be integrated with and would cause the exemption or exclusion from registration provided by Regulation D and Regulation S to be unavailable with respect to offers and sales of the Shares pursuant to this Schedule “C”.

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4.
The Corporation will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable blue sky laws in connection with the offer and sale of the Shares.

5.	The Corporation will notify its transfer agent as soon as practicable upon it becoming a “domestic issuer”, as defined in Regulation S.

6.
None of the Corporation, any of its affiliates or any person acting on any of their behalf (other than the Underwriters, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Shares.

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APPENDIX I
TO SCHEDULE C
UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States of common shares (the “Shares”) of SilverCrest Mines Inc. (the “Corporation”) pursuant to the underwriting agreement dated ●, 2012 (the “Underwriting Agreement”) among the Corporation and the Underwriters named therein (the “Underwriters”), each of the undersigned does hereby certify that:

(a)           all offers and sales of the Shares in the United States were effected by or through the undersigned U.S. broker-dealer affiliate (the “Placement Agent”) in accordance with Rule 15a-6;

(b)           all offers and sales of the Shares in the United States have been made in accordance with all applicable United States federal and state securities (including broker-dealer) laws;

(c)           the Placement Agent is a duly registered broker or dealer pursuant to Section 15(b) of the U.S. Exchange Act, and under the laws of each applicable state of the United States (unless exempted from the respective state’s broker-dealer registration requirements) and is a member of and in good standing with FINRA on the date hereof;

(d)           each offeree and purchaser that was in the United States was provided with a copy of the Preliminary U.S. Offering Memorandum in respect of the Preliminary Prospectus and, prior to the sale of Shares to such purchaser, each such purchaser was provided with a copy of the Final U.S. Offering Memorandum including the Final Prospectus;

(e)           immediately prior to our transmitting the U.S. Memoranda to such offerees, we had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor and, on the date hereof, we continue to believe that each offeree in the United States purchasing the Shares through us is an Institutional Accredited Investor;

(f)           no form of General Solicitation or General Advertising was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine, the internet or similar media or broadcast over radio, television or the internet or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Shares in the United States;

(g)           prior to any sale of Shares by the Company to an Institutional Accredited Investor, we caused each U.S. purchaser thereof to execute a U.S. Purchaser’s Letter in the form attached to the U.S. Placement Memorandum;

(h)           neither we nor any of our affiliates, have taken or will take any action which would constitute a violation of Regulation M under the U.S. Exchange Act; and

(i)           the offering of the Shares in the United States has been conducted by us in accordance with the Underwriting Agreement, including Schedule “C” thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this ______ day of _______________, 2012.

[UNDERWRITER]                                                                  [UNDERWRITER U.S. AFFILIATE]

By:        ______________________                                                           By:          __________________________
Name:                                                                    Name:
Title:                                                                      Title:

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SCHEDULE “D”

MATTERS IN RESPECT OF WHICH CORPORATION’S COUNSEL SHALL DELIVER OPINIONS

(a)
the Corporation is a “reporting issuer”, or its equivalent, in each of the Qualifying Jurisdictions and it is not listed as in default of any requirement of the Applicable Securities Laws in any of the Qualifying Jurisdictions;

(b)	each of the Corporation and its Canadian Subsidiaries is a corporation duly incorporated and validly existing and is in good standing under the laws of the jurisdiction in which it was incorporated;

(c)
each of the Corporation and its Canadian Subsidiaries has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its property and assets and the Corporation has the requisite corporate power and capacity to execute and deliver this Agreement and to carry out the transactions contemplated hereby, including without limitation, the issuance and sale of the Offered Shares and Additional Shares and the grant of the Over-Allotment Option;

(d)	the authorized and issued capital of the Corporation and its Canadian Subsidiaries;

(e)	the attributes attaching to the Offered Shares and Additional Shares are consistent and conform with the description under “Description of Shares in the Final Prospectus;

(f)
all necessary corporate action having been taken by Corporation to authorize the execution and delivery of this Agreement and the performance by the Corporation of its obligations hereunder and to authorize the issuance, sale and delivery of the Offered Shares and Additional Shares and the grant of the Over-Allotment Option;

(g)
the Offered Shares have been validly allotted and upon Closing and payment of the Offering Price thereof, will be issued as fully-paid and non-assessable shares in the capital of the Corporation and upon full payment therefor and the issue thereof, the Additional Shares will have been validly issued as fully paid and non-assessable shares in the capital of the Corporation;

(h)	the Additional Shares have been duly allotted and reserved for issuance by the Corporation;

(i)
the form and terms of the definitive certificate representing the Offered Shares have been approved by the directors of the Corporation and comply in all material respects with the Business Corporations Act (British Columbia), the articles of the Corporation and the rules, policies and by-laws of the TSXV;

(j)
if applicable, the delivery of the Offered Shares and Additional Shares in uncertificated form does not conflict with the Business Corporations Act (British Columbia) or the articles of the Corporation and the rules, policies and by-laws of the TSXV;

(k)
all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material and the filing thereof with the Commissions;

(l)
this Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

(m)
the execution and delivery of this Agreement, the fulfillment of the terms thereof by the Corporation, the offering, issuance, sale and delivery of the Offered Shares and Additional Shares, and the grant of the Over-Allotment Option do not and will not conflict with any of the terms, conditions or provisions of the articles of the Corporation, any resolutions of the shareholders or directors (or any committee thereof) of the Corporation or any applicable laws of British Columbia or federal laws applicable therein;

(n)	Computershare Investor Services Inc. is the duly appointed registrar and transfer agent for the common shares of the Corporation;

(o)
all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each Qualifying Jurisdiction have been obtained to qualify the distribution of the Offered Shares, the Over-Allotment Option and the Additional Shares in each of the Qualifying Jurisdictions through persons who are registered under Applicable Securities Laws and who have complied with the relevant provisions of such applicable laws;

(p)	subject only to the Standard Listing Conditions, the Offered Shares and Additional Shares have been conditionally listed or approved for listing on the TSXV; and

(q)	as to the accuracy of the statements under the headings “Eligibility For Investment” in the Prospectuses.

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